ASSIGNMENT AND ASSUMPTION OF

INVESTMENT ADVISORY AGREEMENT, OPERATING EXPENSE LIMITATION AGREEMENT AND

MANAGEMENT FEE WAIVER AGREEMENT

THIS AGREEMENT (the “Assignment Agreement”) is by and among William Blair & Company, L.L.C. (“WBC”), William Blair Investment Management, LLC (“WBIM”) and the Trust for Professional Managers (the “Trust”), on behalf of its series, the William Blair Directional Multialternative Fund (the “Fund”).

WHEREAS, the Trust, on behalf of the Fund, and WBC have entered into an Investment Advisory Agreement, dated as of October 28, 2014 (the “Investment Advisory Agreement”), pursuant to which WBC provides investment management services to the Fund for compensation;

WHEREAS, the Trust, on behalf of the Fund, and WBC have entered into an Operating Expense Limitation Agreement, dated as of October 28, 2014 (the “Operating Expense Limitation Agreement”), pursuant to which the expenses of the Fund are maintained at a level below which the Fund or one or more of its classes may otherwise be subject;

WHEREAS, the Trust, on behalf of the Fund, and WBC have entered into a Management Fee Waiver Agreement, dated as of October 28, 2014 (the “Management Fee Waiver Agreement”), pursuant to which WBC waives the amount of management fees payable to it in an amount equal to the management fees paid to WBC by a series of the William Blair Funds with respect to assets of the Fund invested in a series of the William Blair Funds;

WHEREAS, WBC plans on implementing a corporate restructuring (the “Restructuring”) such that WBIM shall provide the investment management services that WBC provides to the Trust by reorganizing such services into WBIM;

WHEREAS, based on an opinion of WBC’s counsel, the Restructuring will not result in a change of control or management, and thus will not constitute an “assignment” under the Investment Company Act of 1940, as amended, of the Investment Advisory Agreement; and

WHEREAS, WBIM, pursuant to this Assignment Agreement, will assume the Investment Advisory Agreement, the Operating Expense Limitation Agreement and the Management Fee Waiver Agreement, each in its entirety, and WBIM will perform and be bound by all of the terms of the Investment Advisory Agreement, the Operating Expense Limitation Agreement and the Management Fee Waiver Agreement and the obligations and duties of WBC thereunder.

NOW, THEREFORE, the parties hereto agree as follows:

1.           The Investment Advisory Agreement, the Operating Expense Limitation Agreement and the Management Fee Waiver Agreement, each in effect between the Trust and WBC, are hereby assumed in their entirety by WBIM, and references to WBC shall be deemed to be replaced with references to WBIM.

2.           WBIM agrees to perform and be bound by all of the terms of the Investment Advisory Agreement, the Operating Expense Limitation Agreement and the Management Fee Waiver Agreement and the obligations and duties of WBC thereunder.

3.           This Assignment Agreement shall become effective upon the effective date of the Restructuring, which is expected to be on October 1, 2015; provided. however, that WBC shall provide a prior written notice that such date has been confirmed as the effective date of the Restructuring.

4.           The Investment Advisory Agreement, the Operating Expense Limitation Agreement and the Management Fee Waiver Agreement shall each continue in full force and effect as set forth therein for the remainder of each of their respective terms.

IN WITNESS WHEREOF, the undersigned have executed this Assignment Agreement.

WILLIAM BLAIR & COMPANY, L.L.C. By: /s/ Richard W. Smirl Name: Richard W. Smirl Title: COO Date: 8/8/15	WILLIAM BLAIR INVESTMENT MANAGEMENT, LLC By: /s/ Richard W. Smirl Name: Richard W. Smirl Title: COO Date: 8/8/15
TRUST FOR PROFESSIONAL MANAGERS By: /s/ John Buckel Name: John Buckel Title: President Date: 9/1/15
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